UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2011

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,
Herzliya 46140, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        ☒    Form 40-F        ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        ☐    No        ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated August 30, 2011 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007 , October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals Ltd. (the “Company”) Presents Its Translated From Hebrew Interim Financial Statements as of June 30, 2011

Attached hereto is an English translation (from Hebrew) of our interim financial statements and additional information as submitted on the Tel Aviv Stock Exchange.

The following documents are included:

A.   Board of Directors' Report.

B.   Reviewed Condensed Consolidated Financial Statements as of June 30, 2011.

C.   Separate Financial Information in accordance with Regulation 38d of the Israeli Securities Regulations (Periodical and Immediate Reports) - 1970.

D.   Interim Report on the Effectiveness of Internal Control over Financial Reporting and Disclosure Pursuant to Regulation 38c(a) of the Israeli Securities Authority.

XTL BIOPHARMACEUTICALS LTD.

DIRECTORS' REPORT ON THE COMPANY'S STATE OF AFFAIRS

AS OF JUNE 30, 2011

The board of directors of XTL Biopharmaceuticals Ltd. ("the Company") hereby presents the Company directors' report for the six and three months periods ended June 30, 2011.

The data presented in this report relate to the Company and its subsidiaries on a consolidated basis ("the Group"), unless explicitly stated otherwise.

The directors' report contains, among other, a brief description of the Company's business, its financial position, an analysis of operating results and the effect of events during the reported period on the data in the consolidated financial statements of the Company as of June 30, 2011 ("the financial statements"). The directors' report was prepared based on the assumption that the reader also has at its disposal the directors' report for the year ended December 31, 2010.

1.	PART 1 - THE BOARD OF DIRECTORS' EXPLANATIONS FOR THE STATE OF THE CORPORATION'S BUSINESS

1.1	A brief description of the Company's business

The Company was incorporated under the Israeli Companies Ordinance on March 9, 1993. The Company is engaged in the development of therapeutics, among others, for the treatment of unmet medical needs, improvement of existing medical treatment and business development in the medical realm.

As of the reporting date, the Company is in the planning and preparation stages for implementing Phase 2 clinical trial of rHuEPO drug designed to treat cancer patients with multiple myeloma. As part of these preparations and following consultation with its regulatory and scientific advisors, the Company has decided on August 29th, 2011, to conduct a research which includes collection of data relating to the level of specific proteins in the blood of a group of patients with multiple myeloma, which will assist in focusing the phase 2 clinical trial protocol. These collected research data will be integrated in the phase 2 clinical trial of rHuEPO drug. The Company's management and its advisors estimate that receipt of an approval to commence a phase 2 clinical trial from the regulatory authorities, after finalizing the data collection abovementioned and their integration in the framework of the trial's protocol, is expected in the second half of 2012.

Further, the Company has certain milestone rights in the development of treatment for hepatitis C ("DOS") from Presidio Pharmaceuticals Inc. ("Presidio"), a U.S. biotechnology company.

The following are the Company's subsidiaries (all are wholly-owned):

a.
Xtepo Ltd. ("Xtepo") - an Israeli privately-held company incorporated in November 2009 for the Bio-Gal transaction and which holds the exclusive license to use a patent of Recombinant EPO drug for multiple myeloma (see also Note 1b to the Company's financial statements).

b.
XTL Biopharmaceuticals Inc. ("XTL Inc.") - a U.S. company incorporated in 1999 under the laws of the State of Delaware and was engaged in development of therapeutics and business development in the medical realm. XTL Inc. has a wholly-owned subsidiary, (the Company's sub-subsidiary) XTL Development Inc. ("XTL Development"), which was incorporated in 2007 under the laws of the State of Delaware and was engaged in development of therapeutics for the treatment of diabetic neuropathic pain ("Bicifadine"). In March 2010, the Company terminated the agreement with DOV Pharmaceutical Inc., the owner of the Bicifadine patent, and all rights under the agreement were reverted to DOV in coordination with DOV.

As of the date of the approval of the financial statements, the companies XTL Inc. and XTL Development are inactive.

The Company is a public company which its securities are traded on the Tel-Aviv Stock Exchange and its American Depository Receipts (ADRs) are quoted on the Pink Sheets.

1.2	Significant events during the period

•
On February 27, 2011, the Company published a supplement prospectus according to which the Company offered up to 13,210,000 Ordinary shares of NIS 0.1 par value and up to 6,605,000 registered warrants (series 1) to purchase 6,605,000 Ordinary shares at an exercise price equal to NIS 0.7 per share, linked to the dollar in any trading day on the Tel-Aviv Stock Exchange ("TASE") from the date of registration for trade to November 27, 2011 and up to 19,815,000 registered warrants (series 2) to purchase 19,815,000 Ordinary shares at an exercise price equal to NIS 1.0 per share, linked to the dollar in any trading day on the TASE from the date of registration for trade to February 27, 2013. Further details are given in the Company's report from February 28, 2011 (TASE reference: 2011-01-063012).

•
On March 7, 2011, and pursuant to the Israeli prospectus that the Company published, as above, the Company published a supplementary announcement (TASE reference: 2011-01-071685) in which, among others, it updated the number of securities which it had offered under the prospectus as follows: the new number of securities was determined to be up to 10,700,000 Ordinary shares of NIS 0.1 par value and up to 5,350,000 registered warrants (series 1) to purchase 5,350,000 Ordinary shares in any trading day on the TASE from the date of registration for trade to November 27, 2011 and up to 16,050,000 registered warrants (series 2) to purchase 16,050,000 Ordinary shares.

•
On March 7, 2011, (TASE reference: 2011-01-072879), the Company published an immediate report about the results of the tender according to the above supplementary announcement ("the tender") as detailed below:

58 orders to purchase 79,004 units with total monetary value of NIS 10,553,17 were accepted in the tender.

The surplus demand in the issuance was more than 185% and the price per unit as fixed in the tender was NIS 132.25.

19 orders to purchase 19,953 units with price per unit higher than the price per unit determined in the tender were responded in full.

2 orders to purchase 30,600 units with price per unit determined in the tender were partially responded such that each of these orderers received about 74.66% of its order.

37 orders to purchase 28,451 units with price per unit lower than the price per unit determined in the tender were not responded.

The number of units ordered at the price per unit or at a higher price was greater than total offered units thus causing oversubscription. Accordingly, the Company used its right to allocate additional units as detailed in item 2.2.6.2 to the Israeli prospectus and item 1.4 to the above supplementary announcement ("the additional allocation"). According to the additional allocation, the Company allocated 6,420 units to orderers who booked orders at the determined price per unit such that 95.64% of their order was responded.

Total (gross) immediate proceed that the Company received for the securities offered to the public under the supplementary announcement, including the additional allocation, amounted to NIS 6,509,345.

•	On March 22, 2011, 4,666,667 warrants (unregistered) which had been issued in 2006 under a private placement to American investors expired (TASE reference: 2011-01-089238).

•
On March 24, 2011, the Company has entered into a term sheet to acquire the activity of MinoGuard Ltd. ("MinoGuard") by an exclusive license to use MinoGuard's entire technology in return for royalties on sales and milestone payments throughout the clinical development process, without making any other payments.

MinoGuard was founded in 2007 in order to commercialize combination therapies for treating psychotic diseases, focusing on schizophrenia. The transaction is subject, among others, to completion of due diligence studies, examination of the regulatory track for the continued development of the drug and the approval of the Company's Board (TASE reference: 2011-01-091821).

•
On April 21, 2011, the Company announced that on April 20, 2011, it had applied to the U.S. Food and Drug Administration (FDA), a sub-unit of the Health and Human Services (HHS) for orphan drug designation for its EPO drug for the treatment of multiple myeloma blood cancer for which it owns a patent through 2019.

An "orphan drug" is defined as a drug for treating diseases that affect a small number of people. In U.S. an "orphan drug" is defined as a disease affecting fewer than 200,000 people a year. To encourage the development of drugs for these diseases, the different regulatory authorities grant benefits and incentives to developers. The main standard benefit of orphan drugs in the U.S. is receiving seven years marketing exclusivity from the date of approval by the FDA, as far as the FDA gives such approval. Other benefits are local U.S. tax breaks on research and development expenses and exemption from paying commissions to the FDA (TASE reference: 2011-01-127056).

On May 29, 2011, the Company announced that it was granted an orphan drug designation from the FDA for its EPO drug for the treatment of multiple myeloma blood cancer (which is in the planning and preparation towards Phase 2 clinical trial) (TASE reference: 2011-01-165081).

•	On June 1, 2011 (TASE reference: 2011-01-174006), the Company announced on convening the annual general meeting of shareholders whose agenda would be the following proposed resolutions:

a.	To discuss the Company directors' report and financial statements as of December 31, 2009 and 2010.

b.	To reappoint an auditor - to reapprove Kesselman & Kesselman as the Company's auditors for 2010 and 2011 and to authorize the Company's Board to determine their fee.

c.	To reappoint directors - to reappoint, on an individual basis, Mr. Amit Yonay, Mr. Marc Allouche and Mr. David Grossman as directors in the Company until the next annual general meeting.

d.
To amend the Company's articles of association - to add regulations dealing with indemnification and liability insurance of officers in the Company that are designated to adapt the provisions of the Company's articles of association to certain liabilities prescribed by the Law for Improving Enforcement in the Israeli Securities Authority.

e.	To amend the indemnification letters that the Company had given in the past to officers in the Company (as well as to directors) that are non-executive directors.

f.
To insure officers (recurring  transaction) - to approve a three-year period "recurring transaction" from September 1, 2011 to August 31, 2014 to the Company's engagement in the ordinary course of business in future insurance policies that cover the liability of directors and officers, as they will exist from time to time, as well as directors and officers that are or that may be considered as controlling shareholders in the Company.

Additional details on the outcome of the annual general meeting, are given in Chapter 4.1 regarding events after the reporting date.

•
On June 1, 2011 (TASE reference: 2011-01-174009), the Company's Board approved to allocate to the Company's external consultant options that are exercisable into 120,000 Ordinary shares of the Company of NIS 0.1 par value each at an exercise price equal to NIS 0.572 per share.

1.3	The financial position, operating results, liquidity and financing resources

The Company had losses of approximately $ 0.6 million and negative cash flows from operating activities of approximately $ 0.7 million in the six months period ended June 30, 2011 (approximately $ 1.3 million and $ 0.75 million in the year ended December 31, 2010, respectively). The Company has no revenues from operations at this stage and funds its operations from its own capital and from external sources by way of issuing equity instruments. On March 7, 2011, the Company raised by public issuance of 12,305,000 Ordinary shares of NIS 0.1 par value each, 6,152,500 warrants (series 1) and 18,457,500 warrants (series 2) on the Tel-Aviv Stock Exchange a net amount of approximately $ 1.75 million (approximately NIS 6.3 million). The Company’s management estimates that the remaining cash and cash equivalent balances, including short-term deposit balances held, will enable the Company to continue operating for a period of approximately 14 months from the date of the statement of financial position. Nevertheless, since the Company has no cash flows from operations and due to the nature of the Company’s activity as a research and development company, there is substantial doubt regarding the Company's ability to continue operating as a “going concern” beyond this period. These financial statements include no adjustments of the values of assets and liabilities and the classification thereof, if any, that will apply if the Company is unable to continue operating as a “going concern”.

1.3.1	The financial position

Balance sheet highlights (U.S. dollars in thousands)

	June 30, 2011		December 31, 2010
Line item	Amount	% of total balance sheet	Amount	% of total balance sheet
	$000		$000

Total balance sheet	4,736	100%	3,797	100%
Equity	4,038	85%	2,834	75%
Current assets	2,207	47%	1,222	32%
Property, plant and equipment	37	1%	35	1%
Intangible assets	2,492	53%	2,540	67%
Short-term liabilities	698	15%	963	25%

Equity

The Company's equity as of June 30, 2011 was approximately $ 4,038 thousand, an increase of approximately $ 1,204 thousand from December 31, 2010, representing about 85% of total balance sheet compared to 75% of total balance sheet as of December 31, 2010. The increase in equity is primarily a result of effecting the issuance of March 7, 2011 under a public prospectus on the Tel-Aviv Stock Exchange with total immediate net proceeds of approximately $ 1.75 million (see 1.2 above), less the loss for the period.

Assets

Total current assets as of June 30, 2011 was approximately $ 2,207 thousand, an increase of approximately $ 985 thousand, compared to approximately $ 1,222 thousand as of December 31, 2010. The change is primarily a result of fundraising under the public prospectus, as above, less negative cash flows from operating activities in the period.

The Group's carrying amount of cash and cash equivalents as of June 30, 2011 was approximately $ 256 thousand, a decrease of approximately $ 810 thousand, compared to cash balance of approximately $ 1,066 thousand as of December 31, 2010. The decrease is primarily a result of placing the cash received under the fundraising, as above, in short-term deposits for a period of more than three months and classifying them in short-term deposits.

The Group's carrying amount of short-term deposits as of June 30, 2011 was approximately $ 1,869 thousand. The Company did not hold short-term deposits on December 31, 2010.

Property, plant and equipment as of June 30, 2011 totaled approximately $ 37 thousand, compared to $ 35 thousand as of December 31, 2010, with no material changes.

The carrying amount of intangible assets as of June 30, 2011 was approximately $ 2,492 thousand, compared to approximately $ 2,540 thousand as of December 31, 2010, with no material changes. The decrease is a result of current amortization of the exclusive right to examine a medical technology in the field of the immune system. The balance of intangible assets comprises mainly of the exclusive license to use a patent of the recombinant EPO for multiple myeloma which was acquired in the Bio-Gal transaction from August 3, 2010 including costs involved in the transaction of approximately $ 187 thousand which were capitalized upon closing.

Liabilities

The carrying amount of trade payables as of June 30, 2011 totaled approximately $ 133 thousand, compared to approximately $ 203 thousand as of December 31, 2010. The decrease is a result of settling payables, among others of current payables to service providers in connection with the preparation of the Company's Israeli prospectus which was published on March 7, 2011.

The carrying amount of accounts payable as of June 30, 2011 totaled approximately $ 565 thousand, compared to approximately $ 760 thousand as of December 31, 2010. The decrease is primarily a result of settling payables - service providers including amounts due in respect of preceding periods under the payment terms in the reporting period.

1.3.2	An analysis of the operating results

Condensed statements of income (U.S. dollars in thousands)

	Six months ended June 30		Three months ended June 30,		Year ended December 31,
	2011	2010	2011	2010	2010
	$000

Research and development expenses	88	-	45	-	64
General and administrative expenses	542	652	251	317	1,222
Other gains, net	-	-	-	-	30

Operating loss	(630)	(652)	(296)	(317)	(1,256)
Finance income (expenses), net	48	-	16	1	(1)

Loss for the period attributable to equity holders of the Company	(582)	(652)	(280)	(316)	(1,257)

Research and development expenses

Research and development expenses in the six and three months periods ended June 30, 2011 totaled approximately $ 88 thousand and $ 45 thousand, respectively, and substantially derived from costs involved in medical regulation, medical consulting costs in connection with the Company's EPO drug, expenses relating to clinical insurance and amortization expenses of the exclusive right to examine a medical technology in the field of the immune system. The Group had no research and development expenses in the corresponding periods of last year.

General and administrative expenses

General and administrative expenses in the six and three months periods ended June 30, 2011 totaled approximately $ 542 thousand and $ 251 thousand, respectively, compared to approximately $ 652 thousand and $ 317 thousand in the corresponding periods of last year. The decrease is basically explained by the decline in expenses for share-based payment to employees and service providers which were accounted for by the graded vesting method under which the expenses are declined over the vesting period and by the decline in expenses relating to professional services from service providers and insurance expenses, offset by a growth in salary costs/consulting fees of senior officers which were updated in the second half of 2010 according to the agreements and a growth in rent expenses which reflect the rent agreement of the Company's permanent offices since August 2010.

Other income

The Company had no other income in the six and three months periods ended June 30, 2011 and in the corresponding periods of last year.

Finance income (net)

Finance income (net) in the six and three months periods ended June 30, 2011 totaled approximately $ 48 thousand and $ 16 thousand, respectively, compared to finance income of approximately $ 1 thousand in the three months period ended June 30, 2010 and no finance income (expenses) in the six months period ended June 30, 2010. The increase in finance income derives mainly from interest income on short-term bank deposits and exchange differences in relation to the Company's functional currency (dollar). The Company maintains NIS-deposits as part of its liquid sources. These deposits less NIS-liabilities earned finance income from appreciation of the NIS in relation to the dollar. The carrying amount of NIS-denominated monetary assets totaled approximately $ 420 thousand as of June 30, 2011.

Taxes on income

The Company had no tax expenses (income) in the six and three months periods ended June 30, 2011, and in the corresponding periods of last year.

Loss for the period

Loss in the six and three months periods ended June 30, 2011 totaled approximately $ 582 thousand and $ 280 thousand, respectively, compared to loss of approximately $ 652 thousand and $ 316 thousand in the corresponding periods of last year. The decrease in loss derives mainly from the decline in expenses for share-based payment to employees and service providers, decline in expenses relating to professional services and insurance, raise in finance income less the growth in salary expenses/consulting fees of senior officers under employment/service contracts and growth in rent expenses of the Company's permanent offices (as explained in the item general and administrative) and growth in the item research and development in respect of the commencement of the preparations for the EPO drug clinical trial only after the Bio-Gal transaction was closed in August 2010.

Basic and diluted loss in the six and three months periods ended June 30, 2011 amounted to approximately $ 0.003 and $ 0.001 per share, respectively, compared to basic and diluted loss of approximately $ 0.011 and $ 0.005 per share, respectively, in the corresponding periods of last year. The decrease in basic and diluted loss per share derives, besides the decrease in the comprehensive loss, mainly from the increase in the number of shares in the six and three months periods ended June 30, 2011 compared to the corresponding periods of last year as a result of the issuance of shares under the Bio-Gal transaction from August 3, 2010 and the issuance of shares on the Tel-Aviv Stock Exchange under the public prospectus from March 7, 2011.

1.3.3	Cash flows

Cash flows used in operating activities in the six and three months periods ended June 30, 2011 totaled approximately $ 743 thousand and $ 334 thousand, respectively, compared to cash flows used in operating activities of approximately $ 244 thousand and $ 109 thousand, respectively, in the corresponding periods of last year, an increase of approximately $ 499 thousand and $ 225 thousand, respectively. The increase in the negative cash flows from operating activities is explained by the payment of debt to suppliers and service providers in the current period and in previous periods according to the payment terms.

Cash flows provided by (used in) investing activities in the six and three months periods ended June 30, 2011 totaled approximately $ (1,829) thousand and $ 23 thousand, compared to cash flows used in investing activities of approximately $ 31 thousand and $ 5 thousand in the corresponding periods of last year. The increase in the cash flows used in investing activities during these periods is primarily a result of placing the cash received from fundraising under the public prospectus on the Tel-Aviv Stock Exchange, as above, in short-term deposits for a period of more than three months.

Cash flows provided by (used in) financing activities in the six and three months periods ended June 30, 2011, totaled approximately $ 1,751 thousand and $ (15) thousand, respectively, and they stem from fundraising under the public prospectus, as above, less issuance expenses which were paid during the first and second quarters. The Company had neither provided nor used cash flows from financing activities in the corresponding periods of last year.

1.3.4	Emphasis of matter paragraph in the Company's financial statements

"Without qualifying our conclusion above, we draw your attention to note 1c of the consolidated financial statements, which addresses that the Company has no revenues from operations at this stage and funds its operations from its own capital and from external sources by way of issuing equity instruments. In March 2011, the Company raised 1.75 million USD, net (approximately 6.3 million NIS) by issuing shares and warrants by way of a public offering. Company’s management estimates that the remaining cash and cash equivalent balances including short-term deposit balances held, will enable the Company to continue operating for a period of approximately 14 months from the date of the statement of financial position. Nevertheless, since the Company has no cash flows from operations and due to the nature of the Company’s activity as a research and development company, there is substantial doubt regarding the Company's ability to continue operating as a “going concern” beyond this period. These financial statements include no adjustments of the values of assets and liabilities and the classification thereof, if any, that will apply if the Company is unable to continue operating as a “going concern”."

Further details are given in Note 1c to the interim consolidated financial statements.

1.3.5	Financing resources

The Group finances its activity using equity and suppliers' credit. As of June 30, 2011, the Group's balance of cash and cash equivalents including short-term deposits amounted to approximately $ 2,148 thousand.

2.	PART 2 - EXPOSURE TO MARKET RISKS AND THEIR MANAGEMENT

2.1	Exposure to market risks and their management

a.	The person responsible for managing market risks in the Group is Mr. Ronen Twito, the Company's CFO.

b.
Description of the market risks to which the Group is exposed - the Group's activities expose it to a variety of market risks including the changes in the exchange rates of the NIS in relation to the dollar, because the Company's functional currency is the dollar and substantially all of its expenses are denominated in dollar.

c.
The policy of the Group in managing market risks - the Group accepted the Board's decision from March 9, 2011 which was reapproved on March 29, 2011, that the Company would hold its cash in dollars, except the amount to settle NIS-denominated liabilities until the end of 2011. On August 29, 2011, the Company's Board authorized the Company's management to hold NIS at the required amount for the repayment of NIS-denominated liabilities from time to time and as timely suitable, through June 30, 2012.

d.
Supervision of risk management policy - the Group identifies and assesses the principal risks facing it. The financial risks management is performed by the Group subject to the policy approved by the Group's Board and management.

2.1.1	Exchange rate risk

Substantially all of the Company's expenses are denominated in dollars against which the Company holds its available liquid resources in or linked to dollars. Nevertheless, some of the Company's expenses are denominated in NIS, which exposes the Company to changes in the exchange rate of the NIS in relation to the dollar. The Company acts to minimize the currency risk by holding from time to time and as timely suitable part of its liquid resources in NIS up to the amount of the expected cash flows in NIS through June 30, 2012 pursuant to the decision of the Company's Board, as above.

In order to hedge itself against economic exposure, which does not contradict the accounting exposure, the Company holds substantially all of its current assets in or linked to foreign currency.

2.1.2	Risks arising from changes in the economic environment and the global financial crisis

The Company's management estimates that the global financial crisis which already lasts for several years and which has been recently expressed also by lowering the U.S. credit rating by the rating agency S&P, the recent restless in Arab countries in the Middle East and North Africa and the uncertain security and economic environment in Israel brought continued move in the financial markets and economic instability in Israel and throughout the world. These events may have a negative impact on the Group's ability to raise funds in order to finance its plans and developments (see Note 1c to the financial statements).

The Company's investment policy is to invest only in bank deposits and, accordingly, it is not exposed to changes in the market prices of quoted securities.

Currently the Company has no sales and it does not expect sales in the foreseeable future.

2.2	Report of linkage basis

Linkage basis of balance sheet items as of June 30, 2011:

	U.S.$	NIS	Other currencies	Non- monetary	Total
	$000
Assets:

Cash and cash equivalents	160	95	1	-	256
Short-term deposits	1,352	517	-	-	1,869
Accounts receivable	-	34	-	25	59
Restricted deposits	-	23	-	-	23

	1,512	669	1	25	2,207
Liabilities:

Trade payables	111	22	-	-	133
Other accounts payable	338	227	-	-	565

	449	249	-	-	698

Monetary assets less monetary liabilities	1,063	420	1	25	1,509

Linkage basis of balance sheet items as of June 30, 2010:

	U.S.$	NIS	Other currencies	Non- monetary	Total
	$000
Assets:

Cash and cash equivalents	113	24	-	-	137
Accounts receivable	-	5	-	14	19
Restricted deposits	40	-	-	-	40

	153	29	-	14	196
Liabilities:

Trade payables	142	15	-	-	157
Other accounts payable	525	200	-	-	725

	667	215	-	-	882

Monetary assets less monetary liabilities	(514)	(186)	-	14	(686)

2.3	Sensitivity evaluation

Reporting on the exposure to financial risks:

Sensitivity to changes in the exchange rate of the dollar in relation to the NIS:

	Gain (loss) from changes			Gain (loss) from changes
	+ 10%	+ 5%	30.6.2011	- 5%	- 10%
	$000

Cash and cash equivalents	10	5	95	(5)	(10)
Short-term deposits	52	26	517	(26)	(52)
Accounts receivable	3	2	34	(2)	(3)
Restricted deposits (short-term)	2	1	23	(1)	(2)
Trade payables	(2)	(1)	(22)	1	2
Other accounts payable	(23)	(11)	(227)	11	23

Exposure in the linkage balance sheet	42	22	420	(22)	(42)

3.	PART 3 - CORPORATE GOVERNANCE ASPECTS

3.1	Policy of granting contributions

As of the reporting date, the Company did not determine the policy on granting contributions and during the reporting period the Company did not make contributions.

3.2	Company's internal auditor

There was no material modification to the data pertaining to the Company's internal auditor as it was shown in the Company's periodic report for the year ended December 31, 2010.

3.3	The Company's Board

3.3.1	In the reporting period, 8 meetings of the Board were held and 4 meetings of the audit committee/the committee that examines the financial statements.

3.3.2
There was no material modification to the data pertaining to directors with accounting and financial qualifications as it was shown in the Company's periodic report for the year ended December 31, 2010.

3.3.3	The Company did not adopt in its articles a provision regarding the tenure of independent directors.

3.4	The Company's auditor

There was no material modification to the data pertaining to the Company's auditor as it was shown in the Company's periodic report for the year ended December 31, 2010.

3.5	Disclosure of the financial statements approval process

The Company's Board transferred the overall responsibility to the financial statements to the members of the audit committee as the committee that examines the financial statements. Below are the names and details of the members of the committee that examines the financial statements:

Chairman of the committee - Jaron Diament, external director, expert in accounting and financing.

Dafna Cohen - external director, expert in accounting and financing.

Marc Allouche - director, expert in accounting and financing.

As for details of their qualifications, education, experience and knowledge, see part 4 regulation 26 to the Company's periodic report for 2010.

After being nominated, the committee's members gave the Company a declaration pursuant to the provisions of article 3 to the Israeli Companies Regulations (Directives and Conditions for Approving Financial Statements), 2010 as to having accounting and financing qualifications in accordance with the Israeli Companies Regulations (Conditions and Tests of Director with Accounting and Financing Qualification and Director with Professional Qualification), 2005.

Several days before the meeting of the committee, the Company's draft financial statements, draft directors' report and draft report on the effectiveness of internal control over financial reporting are delivered to the members of the committee.

The meeting of the committee that examines the financial statements which was held on August 25, 2011 was also attended, besides the members of the committee, the Company's CEO, Mr. David Grossman, the CFO, Mr. Ronen Twito, the Company's legal consultant, Mr. Ronen Kantor (Adv.) and representatives of the Company's auditors (Kesselman & Kesselman, CPAs).

At the meeting of the committee in which the financial statements are discussed and approved, the CEO and CFO review in a detailed manner the key points of the financial statements, the Company's financial results, financial position and cash flows. This presentation comprises an analytical analysis and it gives details of the composition of and movement in material items and a comparison is made to previous periods.

In the meeting, a discussion is held in the issue of estimates and judgments made in connection with the preparation of the financial statements as well as valuations used in the preparation of the financial statements and internal controls over financial reporting. In the framework of the discussion, the auditors gave their reference to the review process and to the data in the financial statements. Also, the Company's CEO and CFO review significant transactions that were carried out and any changes that occurred in the Company during the reporting period compared to corresponding periods presented. In this framework, a discussion is held during which the members of the committee raise questions regarding the financial statements.

Also, in the framework of the discussion, the committee forms its recommendation to the Board, among others, about the estimates and judgments made in connection with the financial statements, internal controls over financial reporting, overall financial statements disclosures and appropriateness, accounting policies adopted and the accounting treatment applied to the Company's material issues, valuations and impairment losses of assets, including the assumptions and estimates used to support the data in the financial statements.

The committee that examines the financial statements transferred its recommendations to approve the financial statements to the Board's members. The members of the Company's Board believe that the recommendations of the committee that examines the financial statements have been transferred reasonably enough before the discussion, considering the scope and complexity of the recommendations. The Company's Board stated that a two-day difference between the meeting of the committee in the issue of the Company's financial statements as of June 30, 2011 (in this case August 25, 2011) and the meeting of the Company's Board in the issue of their approval would be considered a reasonable amount of time.

On August 29, 2011, after it was made clear that the financial statements reflect properly the financial position of the Company and its operating results, the Company's Board approved the financial statements of the Company as of June 30, 2011 in the presence of the following directors: Mr. Amit Yonay (chairman), Ms. Dafna Cohen, Mr. Jaron Diament, Mr. Marc Allouche and Mr. David Grossman.

4.	PART 4 - THE CORPORATION'S FINANCIAL REPORTING

4.1	Significant events after the reporting date

a.	On July 12, 2011, the annual general meeting of the Company's shareholders was convened and the issues discussed in 1.2 above were approved (TASE reference: 2011-01-210537).

b.
On July 21, 2011, a shareholder exercised 15,544 warrants (series 1) into 15,544 Ordinary shares of NIS 0.1 par value each for the total exercise price of approximately $ 3 thousand (TASE reference: 2011-01-219423).

c.
On August 29th, 2011, the Company's board of directors approved the adoption of an employee stock option scheme for the grant of options exercisable into shares of the Company according to section 102 to the Israeli Tax Ordinance (hereinafter: - "2011 Plan"), and to maintain up to 10 million shares in the framework of the 2011 Plan, for options allocation to employees, directors and other Company consultants.

The 2011 Plan shall be subject to section 102 of the Israeli Tax Ordinance. According to the Capital Gain Track, which was adopted by the Company and the abovementioned section 102, the Company is not entitled to receive a tax deduction that relates to remuneration paid to its employees, including amounts recorded as salary benefit in the Company's accounts for options granted to employees in the framework of the 2011 Plan, except the yield benefit component, if available, that was determined on the grant date.
The terms of the options which will be granted according to the 2011 Plan, including option period, exercise price, vesting period, and exercise period, shall be determined by the Company's board of directors on the date of the actual allocation.

4.2	Critical accounting estimates

There was no material modification to the critical accounting estimates as it was shown in the Company's periodic report for the year ended December 31, 2010.

August 29, 2011
Date	Amit Yonay, Chairman of the Board	David Grossman, Director and CEO

XTL BIOPHARMACEUTICALS LTD.

INTERIM FINANCIAL INFORMATION

AS OF JUNE 30, 2011

UNAUDITED

INDEX

Page

Auditors' Review Report	B-2

Consolidated Financial Statements - in U.S. dollars:

Statements of Financial Position	B-3

Statements of Comprehensive Loss	B-4

Statements of Changes in Equity (Deficit)	B-5 - B-6

Statements of Cash Flows	B-7 - B-9

Notes to Financial Statements	B-10 - B-14

Auditors' review Report to the shareholders of XTL Biopharmaceuticals Ltd.

Introduction

We have reviewed the accompanying financial information of XTL Biopharmaceuticals Ltd and its subsidiaries (hereafter - the group), which includes the condensed consolidated statement of financial position as of June 30, 2011 and the related condensed consolidated statement of comprehensive loss, changes in shareholders' equity (capital deficiency), and cash flows for the six and three month period then ended. The Board of Directors and management are responsible for the preparation and fair presentation of this interim financial information in accordance with IAS 34 "Interim Financial Reporting", and they are also responsible to draw up interim financial information based on Chapter D to the Israel Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Israeli Review Standard No. 1, issued by the Israeli Institute of Certified Public Accountants, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to what is said in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure provisions of Chapter D of the Israel Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying our conclusion above, we draw your attention to note 1c of the consolidated financial statements, which addresses that the Company has no revenues from operations at this stage and funds its operations from its own capital and from external sources by way of issuing equity instruments. In March 2011, the Company raised 1.75 million USD, net (approximately 6.3 million NIS) by issuing shares and warrants by way of a public offering. Company’s management estimates that the remaining cash and cash equivalent balances including short-term deposit balances held, will enable the Company to continue operating for a period of approximately 14 months from the date of the statement of financial position. Nevertheless, since the Company has no cash flows from operations and due to the nature of the Company’s activity as a research and development company, there is substantial doubt regarding the Company's ability to continue operating as a "going concern" beyond this period. These financial statements include no adjustments of the values of assets and liabilities and the classification thereof, if any, that will apply if the Company is unable to continue operating as a "going concern".

Tel-Aviv, Israel	Kesselman & Kesselman
August 29, 2011	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 68125, Israel, P.O Box 452 Tel-Aviv 61003  Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.co.il

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30,		December 31,
	2011	2010	2010
	Unaudited		Audited
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	256	137	1,066
Short-term deposits	1,869	-	-
Accounts receivable	59	19	110
Restricted deposits	23	40	46

	2,207	196	1,222

NON-CURRENT ASSETS:
Property, plant and equipment	37	17	35
Intangible assets	2,492	-	2,540
Other investments	-	179	-

	2,529	196	2,575

Total assets	4,736	392	3,797

LIABILITIES AND EQUITY (DEFICIT)

CURRENT LIABILITIES:
Trade payables	133	157	203
Other accounts payable	565	725	760

	698	882	963

EQUITY (DEFICIT) ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Ordinary share capital	5,335	1,445	4,993
Share premium	141,382	139,786	139,983
Accumulated deficit	(142,679)	(141,721)	(142,142)

Total equity (deficit)	4,038	(490)	2,834

Total liabilities and equity	4,736	392	3,797

The accompanying notes are an integral part of the financial statements.

Amit Yonay	David Grossman	Ronen Twito
Chairman of the Board	Director and CEO	CFO

Date of approval of the financial statements by the Company's Board: August 29, 2011.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2011	2010	2011	2010	2010
	Unaudited				Audited
	U.S. dollars in thousands, except per share data

Research and development expenses	88	-	45	-	64
General and administrative expenses	542	652	251	317	1,222
Other gains, net	-	-	-	-	30

Operating loss	(630)	(652)	(296)	(317)	(1,256)

Finance income	52	2	17	2	6
Finance expenses	4	2	1	1	(7)

Finance income (expenses), net	48	-	16	1	(1)

Comprehensive loss attributable to equity holders of the Company	(582)	(652)	(280)	(316)	(1,257)

Basic and diluted loss per share (in U.S. dollars)	(0.003)	(0.011)	(0.001)	(0.005)	(0.011)

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

	Six months ended June 30, 2011
	Attributable to equity holders of the Company
	Share capital	Share premium	Accumulated deficit	Total
	U.S. dollars in thousands

Balance at January 1, 2011 (audited)	4,993	139,983	(142,142)	2,834

Comprehensive loss for the period	-	-	(582)	(582)
Share-based payment to employees and others	-	-	45	45
Issue of shares	342	1,399	-	1,741

Balance at June 30, 2011 (unaudited)	5,335	141,382	(142,679)	4,038

	Six months ended June 30, 2010
	Attributable to equity holders of the Company
	Share capital	Share premium	Accumulated deficit	Total
	U.S. dollars in thousands

Balance at January 1, 2010 (audited)	1,445	139,786	(141,224)	7

Comprehensive loss for the period	-	-	(652)	(652)
Share-based payment to employees and others	-	-	155	155

Balance at June 30, 2010 (unaudited)	1,445	139,786	(141,721)	(490)

	Three months ended June 30, 2011
	Attributable to equity holders of the Company
	Share capital	Share premium	Accumulated deficit	Total
	U.S. dollars in thousands

Balance at April 1, 2011 (audited)	5,335	141,382	(142,419)	4,298

Comprehensive loss for the period	-	-	(280)	(280)
Share-based payment to employees and others	-	-	20	20

Balance at June 30, 2011 (unaudited)	5,335	141,382	(142,679)	4,038

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

	Three months ended June 30, 2010
	Attributable to equity holders of the Company
	Share capital	Share premium	Accumulated deficit	Total
	U.S. dollars in thousands

Balance at April 1, 2010 (audited)	1,445	139,786	(141,453)	(222)

Comprehensive loss for the period	-	-	(316)	(316)
Share-based payment to employees and others	-	-	48	48

Balance at June 30, 2010 (unaudited)	1,445	139,786	(141,721)	(490)

	Year ended December 31, 2010
	Attributable to equity holders of the Company
	Share capital	Share premium	Accumulated deficit	Total
	U.S. dollars in thousands

Balance at January 1, 2010 (audited)	1,445	139,786	(141,224)	7

Comprehensive loss for the year	-	-	(1,257)	(1,257)
Issue of shares	3,545	193	-	3,738
Share-based payment to employees and others	-	-	339	339
Exercise of share options	3	4	-	7

Balance at December 31, 2010 (audited)	4,993	139,983	(142,142)	2,834

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2011	2010	2011	2010	2010
	Unaudited				Audited
	U.S. dollars in thousands
Cash flows from operating activities:

Comprehensive loss for the period	(582)	(652)	(280)	(316)	(1,257)
Adjustments to reconcile loss to net cash used in operating activities (a)	(161)	408	(54)	207	522

Net cash used in operating activities	(743)	(244)	(334)	(109)	(735)

Cash flows from investing activities:

Decrease (increase) in restricted deposit	25	-	-	-	(6)
Decrease (increase) in short-term bank deposits	(1,840)	-	25	-	-
Purchase of property, plant and equipment	(11)	-	(2)	-	(16)
Other investments	(3)	(31)	-	(5)	(81)

Net cash provided by (used in) investing activities	(1,829)	(31)	23	(5)	(103)

Cash flows from financing activities:

Issue of shares in Bio-Gal transaction	-	-	-	-	1,473
Proceeds from issue of shares	1,751	-	(15)	-	-
Exercise of share options	-	-	-	-	7

Net cash provided by (used in) financing activities	1,751	-	(15)	-	1,480

Increase (decrease) in cash and cash equivalents	(821)	(275)	(326)	(114)	642

Gains from exchange differences on cash	11	-	4	-	12

Cash and cash equivalents at beginning of period	1,066	412	578	251	412

Cash and cash equivalents at end of period	256	137	256	137	1,066

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Six months ended June 30,		Three months ended June 30,		Year ended December 31,
		2011	2010	2011	2010	2010
		Unaudited				Audited
		U.S. dollars in thousands
(a)	Adjustments to reconcile loss to net cash used in operating activities:

	Income and expenses not involving cash flows:

	Depreciation and amortization	51	6	26	3	42
	Share-based payment transactions to employees and others	45	155	20	48	219
	Finance expenses on short-term deposits	(31)	-	(17)	-	-
	Exchange differences on operating activities	(11)	-	(4)	-	(12)

		54	161	25	51	249
	Changes in operating asset and liability items:

	Decrease (increase) in accounts receivable and income taxes receivable	51	86	33	25	(5)
	Increase (decrease) in trade payables	(64)	(35)	(99)	7	5
	Increase (decrease) in other accounts payable	(202)	196	(13)	124	273

		(215)	247	(79)	156	273

		(161)	408	(54)	207	522

(b)	Additional information on cash flows from operating activities:

	Interest received	2	-	1	-	2

	Refund of taxes on income	-	72	-	-	72

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Six months ended June 30,		Three months ended June 30,		Year ended December 31,
		2011	2010	2011	2010	2010
		Unaudited				Audited
		U.S. dollars in thousands
(c)	Non-cash activities:

	Investment in deferred charges in connection with the Bio-Gal transaction which were recorded in "intangible assets" and "other investments"	-	39	-	18	40

	Purchase of an intangible asset as consideration for the issuance of the Company's shares under the Bio-Gal transaction	-	-	-	-	2,265

	Purchase of an exclusive right to examine a medical technology for a 15-month period against equity	-	-	-	-	120

	Unpaid issuance expenses in connection with the public issuance of securities from March 7, 2011	10	-	-	-	-

	Purchase of property, plant and equipment on suppliers' credit	-	-	-	-	6

The accompanying notes are an integral part of the financial statements.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2011 (UNAUDITED)

NOTE 1:-	GENERAL

a.	A general description of the Company and its activity:

XTL Biopharmaceuticals Ltd. ("the Company") is engaged in the development of therapeutics, among others, for the treatment of unmet medical needs, improvement of existing medical treatment and business development in the medical realm. The Company was incorporated under the Israeli Companies Ordinance on March 9, 1993. The Company owns 100% of Xtepo Ltd. ("Xtepo") and owns 100% of a U.S. company, XTL Biopharmaceuticals Inc. ("XTL Inc."), which was incorporated in 1999 under the laws of the State of Delaware.

As of the reporting date, the Company is in the planning and preparation stages for implementing Phase 2 clinical trial of rHuEPO drug designed to treat cancer patients with multiple myeloma. As part of these preparations and following consultation with its regulatory and scientific advisors, the Company has decided on August 29th, 2911, to conduct a research which includes collection of data relating to the level of specific proteins in the blood of a group of patients with multiple myeloma, which will assist in focusing the phase 2 clinical trial protocol. These collected research data will be integrated in the phase 2 clinical trial of rHuEPO drug. The Company's management and its advisors estimate that receipt of an approval to commence a phase 2 clinical trial from the regulatory authorities, after finalizing the data collection abovementioned and their integration in the framework of the trial's protocol, is expected in the second half of 2012.

Further, the Company has certain milestone rights in the development of treatment for hepatitis C ("DOS") from Presidio Pharmaceuticals Inc. ("Presidio"), a U.S. biotechnology company.

The following are the Company's subsidiaries:

Xtepo - an Israeli privately-held company incorporated in November 2009 for the Bio-Gal transaction and which holds the exclusive license to use a patent of EPO drug for multiple myeloma (see also b below).

XTL Inc. was engaged in development of therapeutics and business development in the medical realm. XTL Inc. has a wholly-owned subsidiary, XTL Development Inc. ("XTL Development"), which was incorporated in 2007 under the laws of the State of Delaware and was engaged in development of therapeutics for the treatment of diabetic neuropathic pain ("Bicifadine"). In March 2010, the Company terminated the agreement with DOV Pharmaceutical Inc., the owner of the Bicifadine patent, and all rights under the agreement were reverted to DOV.

As of the date of the approval of the financial statements, the companies XTL Inc. and XTL Development are inactive.

The Company and its subsidiaries ("the Group") operate in one business segment.

The Company is a public company traded on the Tel-Aviv Stock Exchange and its American Depository Receipts (ADRs) are quoted on the Pink Sheets.

The interim financial information is reviewed but not audited.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2011 (UNAUDITED)

NOTE 1:-	GENERAL (Cont.)

b.
On December 31, 2009, the Company amended the original Bio-Gal agreement from March 18, 2009 to acquire 100% of the shares of Xtepo whom the license for the use of the patent for EPO drug for multiple myeloma will be assigned and who will have an amount of approximately $ 1.5 million in its account, by allocating 133,063,688 Ordinary shares of NIS 0.1 par value each of the Company representing after their allocation 69.44% of the Company's issued and outstanding share capital. In addition, an amendment to the agreement determines that Bio-Gal will not be entitled to the additional payment of $ 10 million, as determined in the original transaction outline.

The Company is also obligated to pay 1% royalties on net sales of the product and $ 350 thousand upon the successful completion of a Phase 2 clinical trial.

On August 3, 2010, the Bio-Gal transaction was completed according to the outline signed by the parties to the agreement on December 31, 2009, after all the prerequisites had been met (further details are given in Note 1b to the 2010 financial statements).

c.
The Company had losses of approximately $ 0.6 million and negative cash flows from operating activities of approximately $ 0.7 million in the six months period ended June 30, 2011 (approximately $ 1.3 million and $ 0.75 million in the year ended December 31, 2011, respectively). The Company has no revenues from operations at this stage and funds its operations from its own capital and from external sources by way of issuing equity instruments. On March 7, 2011, the Company raised by public issuance of 12,305,000 Ordinary shares of NIS 0.1 par value each, 6,152,500 warrants (series 1) and 18,457,500 warrants (series 2) on the Tel-Aviv Stock Exchange a net amount of approximately $ 1.75 million (approximately NIS 6.3 million). The Company’s management estimates that the remaining cash and cash equivalent balances, including short-term deposit balances held, will enable the Company to continue operating for a period of approximately 14 months from the date of the statement of financial position. Nevertheless, since the Company has no cash flows from operations and due to the nature of the Company’s activity as a research and development company, there is substantial doubt regarding the Company's ability to continue operating as a "going concern" beyond this period. These financial statements include no adjustments of the values of assets and liabilities and the classification thereof, if any, that will apply if the Company is unable to continue operating as a "going concern".

NOTE 2:-	BASIS OF PREPARATION OF THE CONDENSED FINANCIAL STATEMENTS

a.
The condensed consolidated financial information of the Group as of June 30, 2011 and for the interim periods of six and three months then ended ("interim financial information") has been prepared in accordance with IAS 34, "Interim Financial Reporting" ("IAS 34") and includes the additional disclosure requirements of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. This interim financial information should be read in conjunction with the annual financial statements for 2010 and the accompanying notes which have been prepared in accordance with International Financial Reporting Standards ("IFRS") and included the additional disclosure requirements of the Israeli Securities Regulations (Annual Financial Statements), 2010.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2011 (UNAUDITED)

NOTE 2:-	BASIS OF PREPARATION OF THE CONDENSED FINANCIAL STATEMENTS (Cont.)

b.
Estimates - the preparation of the financial statements requires the Group's management to make judgments and to use accounting estimates and assumptions that have an effect on the application of the Group's accounting policies and on the reported amounts of assets, liabilities and expenses. Actual results could differ from those estimates.

In the preparation of these condensed consolidated interim financial statements, the significant judgment exercised by management in applying the Group's accounting policies and the uncertainties involved in the key sources of the estimates were identical to those in the consolidated annual financial statements for the year ended December 31, 2010.

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES

The Group's significant accounting policies and methods of computation adopted in the preparation of the interim financial information are consistent with those followed in the preparation of the annual financial statements for 2010, except for standards, amendments or interpretations to existing standards that became effective and that are mandatory for the accounting periods beginning January 1, 2011, however, their initial adoption had no material effect on the Group's interim financial information (as well as on the comparative figures).

NOTE 4:-	SIGNIFICANT EVENTS DURING THE PERIOD

a.
On March 7, 2011, the Company raised by public issuance of 12,305,000 Ordinary shares of NIS 0.1 par value each, 6,152,500 warrants (series 1) and 18,457,500 warrants (series 2) on the Tel-Aviv Stock Exchange a net immediate amount of approximately NIS 6.3 million (approximately $ 1.75 million).

Warrants (series 1) are exercisable into one Ordinary share of NIS 0.1 par value from the date of registration for trade on the Stock Exchange (March 9, 2011) to November 27, 2011 at an exercise price equal to NIS 0.7 per share, linked to the U.S. dollar.

Warrants (series 2) are exercisable into one Ordinary share of NIS 0.1 par value from the date of registration for trade on the Stock Exchange (March 9, 2011) to February 27, 2013 at an exercise price equal to NIS 1 per share, linked to the U.S. dollar.

b.	On March 22, 2011, 4,666,667 warrants (unregistered) which had been issued in 2006 under a private placement to American investors, expired.

c.
On March 24, 2011, the Company has entered into a term sheet to acquire the activity of MinoGuard Ltd. ("MinoGuard") by an exclusive license to use MinoGuard's entire technology in return for royalties on sales and milestone payments throughout the clinical development process, without making any other payments.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2011 (UNAUDITED)

NOTE 4:-	SIGNIFICANT EVENTS DURING THE PERIOD (Cont.)

MinoGuard was founded in 2007 in order to commercialize combination therapies for treating psychotic diseases, focusing on schizophrenia. The transaction is subject, among others, to due diligence studies, examination of the regulatory track for the continued development of the drug and the approval of the Company's Board.

d.
On April 20, 2011, the Company has applied to the U.S. Food and Drug Administration (FDA), a sub-unit of the Health and Human Services (HHS) for orphan drug designation for its EPO drug for the treatment of multiple myeloma blood cancer for which it owns a patent through 2019.

An "orphan drug" is defined as a drug for treating diseases that affect a small number of people. In U.S. an "orphan drug" is defined as a disease affecting fewer than 200,000 people a year. To encourage the development of drugs for these diseases, the different regulatory authorities grant benefits and incentives to developers. The main standard benefit of orphan drugs in the U.S. is receiving seven years marketing exclusivity from the date of approval by the FDA, as far as the FDA gives such approval. Other benefits are local U.S. tax breaks on research and development expenses and exemption from paying commissions to the FDA.

On May 29, 2011, the Company announced that it was granted an orphan drug designation from the FDA for its EPO drug for the treatment of multiple myeloma blood cancer (which is in the planning and preparation towards Phase 2 clinical trial).

e.
On June 1, 2011, the Company's Board approved to allocate to the Company's external consultant options that are exercisable into 120,000 Ordinary shares of the Company of NIS 0.1 par value each at an exercise price equal to NIS 0.572 per share. According to the provisions of IFRS 2, the fair value of all options on the grant date using the Black-Scholes model was approximately $ 19 thousand. The option term is for a period of 10 years from the grant date. The options are exercisable on a straight-line basis every month of the grant date over a 30-month period.

NOTE 5:-	EVENTS AFTER THE REPORTING PERIOD

a.
On July 21, 2011, a Company's shareholder exercised 15,544 warrants (series 1) which had been issued under the public issuance of March 7, 2011 into 15,544 Ordinary shares of NIS 0.1 par value each for the total exercise price of approximately $ 3 thousand.

b.
On August 29th, 2011, the Company's board of directors approved the adoption of an employee stock option scheme for the grant of options exercisable into shares of the Company according to section 102 to the Israeli Tax Ordinance (hereinafter: - "2011 Plan"), and to maintain up to 10 million shares in the framework of the 2011 Plan, for options allocation to employees, directors and other Company consultants.

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2011 (UNAUDITED)

The 2011 Plan shall be subject to section 102 of the Israeli Tax Ordinance. According to the Capital Gain Track, which was adopted by the Company and the abovementioned section 102, the Company is not entitled to receive a tax deduction that relates to remuneration paid to its employees, including amounts recorded as salary benefit in the Company's accounts for options granted to employees in the framework of the 2011 Plan, except the yield benefit component, if available, that was determined on the grant date.
The terms of the options which will be granted according to the 2011 Plan, including option period, exercise price, vesting period, and exercise period, shall be determined by the Company's board of directors on the date of the actual allocation.

XTL BIOPHARMACEUTICALS LTD.

INTERIM FINANCIAL REPORTING

AS OF JUNE 30, 2011

SEPARATE FINANCIAL INFORMATION DISCLOSED IN ACCORDANCE WITH REGULATION 38D TO THE ISRAELI SECURITIES REGULATIONS (PERIODIC AND IMMEDIATE REPORTS), 1970

UNAUDITED

INDEX

Page

Auditors' Review Report	C-2

Financial Data - in U.S. dollars:

Assets and Liabilities Included in the Consolidated Financial Statements Attributable to the Company Itself as a Parent	C-3

Income and Expenses Included in the Consolidated Financial Statements Attributable to the Company Itself as a Parent	C-4

Cash Flows Included in the Statements Attributable to the Company Itself as a Parent	C-5 - C-7

Notes and Additional Information to the Financial Data	C-8 - C-9

Special review report of the separate financial information according to regulation
38d’ of the Israeli Securities Regulations (Periodic and Immediate Reports) - 1970

Introduction

We have reviewed the accompanying interim separate financial information set forth in regulation 38d' of the Israeli Securities Regulations (Periodic and Immediate Reports) - 1970 of XTL Biopharmaceuticals Ltd (hereafter - the "Company"), as of June 30, 2011 and for the six and  three month periods then ended. The Board of Directors and management are responsible for the preparation and fair presentation of this interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Israeli Review Standard No. 1, issued by the Israeli Institute of Certified Public Accountants, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim separate financial information is not prepared, in all material respects, in accordance with regulation 38d' of the Israeli Securities Regulations (Periodic and Immediate Reports) - 1970.

Without qualifying our conclusion above, we draw your attention to note 1c of the consolidated financial statements, which addresses that the Company has no revenues from operations at this stage and funds its operations from its own capital and from external sources by way of issuing equity instruments. In March 2011, the Company raised 1.75 million USD, net (approximately 6.3 million NIS) by issuing shares and warrants by way of a public offering. Company’s management estimates that the remaining cash and cash equivalent balances including short-term deposit balances held, will enable the Company to continue operating for a period of approximately 14 months from the date of the statement of financial position. Nevertheless, since the Company has no cash flows from operations and due to the nature of the Company’s activity as a research and development company, there is substantial doubt regarding the Company's ability to continue operating as a “going concern” beyond this period. These financial statements include no adjustments of the values of assets and liabilities and the classification thereof, if any, that will apply if the Company is unable to continue operating as a “going concern”.

Tel-Aviv, Israel	Kesselman & Kesselman
August 29, 2011	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 68125, Israel, P.O Box 452 Tel-Aviv 61003  Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.co.il

XTL BIOPHARMACEUTICALS LTD.
Separate Financial Information disclosed in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Assets and Liabilities Included in the Consolidated Financial Statements
Attributable to the Company Itself as a Parent

	June 30,		December 31,
	2011	2010	2010
	Unaudited		Audited
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	234	134	309
Short-term deposits	552	-	-
Accounts receivable	46	19	108
Receivables for investees	49	67	110
Restricted deposits	23	40	46

	904	260	573
NON-CURRENT ASSETS:
Property, plant and equipment	37	16	35
Intangible assets	40	-	88
Other investments	-	179	-

	77	195	123

Net amount attributable to equity holders of the parent of total assets less total liabilities reflecting in the consolidated financial statements financial information of investees	3,803	(173)	3,700

Total assets attributable to the Company itself as a parent	4,784	282	4,396

LIABILITIES AND EQUITY (DEFICIT)

CURRENT LIABILITIES:
Trade payables	74	90	135
Payables for investees	151	-	710
Other accounts payable	521	682	717

	746	772	1,562
EQUITY (DEFICIT) ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Ordinary share capital	5,335	1,445	4,993
Share premium	141,382	139,786	139,983
Accumulated deficit	(142,679)	(141,721)	(142,142)

Total equity (deficit)	4,038	(490)	2,834

Total liabilities and equity (deficit)	4,784	455	4,396

The accompanying notes and additional information are an integral part of the financial data.

Amit Yonay	David Grossman	Ronen Twito
Chairman of the Board	Director and CEO	CFO

Date of approval of the financial statements by the Company's Board: August 29, 2011.

XTL BIOPHARMACEUTICALS LTD.
Separate Financial Information disclosed in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Income and Expenses Included in the Consolidated Financial Statements
Attributable to the Company Itself as a Parent

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2011	2010	2011	2010	2010
	Unaudited				Audited
	U.S. dollars in thousands

Research and development expenses	88	-	45	-	63
General and administrative expenses	509	682	238	312	1,136

Operating loss	(597)	(682)	(283)	(312)	(1,199)

Finance income	16	2	-	2	-
Finance expenses	17	2	3	1	36

Finance income (expenses), net	(1)	-	(3)	1	(36)

Loss after income (expenses)	(598)	(682)	(286)	(311)	(1,235)

Net amount attributable to equity holders of the parent of total net income / (expenses) reflecting in the consolidated financial statements operating results of investees	16	30	6	(5)	(22)

Loss attributable to the Company itself as a parent	(582)	(652)	(280)	(316)	(1,257)

The accompanying notes and additional information are an integral part of the financial data.

XTL BIOPHARMACEUTICALS LTD.
Separate Financial Information disclosed in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Cash Flows Included in the Consolidated Financial Statements
Attributable to the Company itself as a Parent

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2011	2010	2011	2010	2010
	Unaudited				Audited
	U.S. dollars in thousands
Cash flows from operating activities:

Comprehensive loss for the period	(582)	(652)	(280)	(316)	(1,257)
Adjustments to reconcile loss to net cash used in operating activities (a)	(127)	369	(36)	207	542
Net cash flows from operating activities relating to transactions with investees	(585)	42	88	-	709

Net cash used in operating activities	(1,294)	(241)	(228)	(109)	(6)

Cash flows from investing activities:

Decrease (increase) in restricted deposit	25	-	-	-	(6)
Increase in short-term bank deposits	(550)	-	25	-	-
Purchase of property, plant and equipment	(11)	-	(2)	-	(16)
Other investments	(3)	(31)	-	(5)	(81)

Net cash used in investing activities	(539)	(31)	23	(5)	(103)

Cash flows from financing activities:

Issue of shares	1,751	-	(15)	-	-
Exercise of share options	-	-	-	-	7

Net cash provided by financing activities	1,751	-	(15)	-	7

Increase (decrease) in cash and cash equivalents	(82)	(272)	(220)	(114)	(102)

Gains from exchange differences on cash	7	-	3	-	5

Cash and cash equivalents at beginning of period	309	406	451	248	406

Cash and cash equivalents at end of period	234	134	234	134	309

The accompanying notes and additional information are an integral part of the financial data.

XTL BIOPHARMACEUTICALS LTD.
Separate Financial Information disclosed in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Cash Flows Included in the Consolidated Financial Statements
Attributable to the Company itself as a Parent

		Six months ended June 30,		Three months ended June 30,		Year ended December 31,
		2011	2010	2011	2010	2010
		Unaudited				Audited
		U.S. dollars in thousands
(a)	Adjustments to reconcile loss to net cash used in operating activities:

	Income and expenses not involving cash flows:

	Depreciation and amortization	51	4	26	2	39
	Share-based payment transactions to employees and others	45	155	20	48	219
	Net amount attributable to equity holders of the parent of total income less total expenses reflecting in the condensed consolidated financial statements operating results of investees	(16)	(30)	(6)	5	22
	Finance expenses on short-term deposits	(4)	-	(4)	-	-
	Gains from exchange differences on operating activities	(7)	-	(3)	-	(5)

		69	129	33	55	275
	Changes in operating asset and liability items:

	Decrease (increase) in accounts receivable and income taxes receivable	62	10	36	21	(79)
	Increase (decrease) in trade payables	(55)	2	(91)	7	41
	Increase (decrease) in other accounts payable	(203)	228	(14)	124	305

		(196)	240	(69)	152	267

		(127)	369	(36)	207	542

The accompanying notes and additional information are an integral part of the financial data.

XTL BIOPHARMACEUTICALS LTD.
Separate Financial Information disclosed in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Cash Flows Included in the Consolidated Financial Statements
Attributable to the Company itself as a Parent

		Six months ended June 30,		Three months ended June 30,		Year ended December 31,
		2011	2010	2011	2010	2010
		Unaudited				Audited
		U.S. dollars in thousands
(b)	Non-cash activities:

	Investment in deferred charges in connection with the Bio-Gal transaction which were recorded in "intangible assets" and "other investments"	-	39	-	18	40

	Purchase of Xtepo Ltd. as consideration for the issuance of the Company's shares under the Bio-Gal transaction	-	-	-	-	3,738

	Purchase of an exclusive right to examine a medical technology for a 15-month period against equity	-	-	-	-	120

	Unpaid issuance expenses in connection with the public issuance of securities from March 7, 2011	12	-	-	-	-

	Purchase of property, plant and equipment on suppliers' credit	-	-	-	-	6

The accompanying notes and additional information are an integral part of the financial data.

XTL BIOPHARMACEUTICALS LTD.

Selected Notes and Additional Information to the Separate Financial Information disclosed in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Note 1:-	Basis of Preparation of the Separate Financial Information Disclosed in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

a.	Definitions:

The Company	-	XTL Biopharmaceuticals Ltd.

The separate interim financial information	-	separate interim financial information in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Unless stated otherwise, all the terms used within the scope of the separate interim financial information are as these terms are defined in the condensed consolidated financial statements of the Company as of June 30, 2011 and for the six and three months periods then ended ("condensed interim consolidated statements").

Investee	-	Subsidiary

Intragroup transaction	-	transactions of the Company and subsidiaries

Intragroup balances, income and expenses and cash flows	-	balances, income and expenses and cash flows, as the case may be, resulting from intragroup transactions that have been eliminated in the consolidated statements

b.	The principles of preparation of the separate financial information:

The separate interim financial information has been prepared in conformity with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 ("Periodic Report Regulations"). Accordingly, financial data of the interim consolidated statements of the corporation as stated in Regulation 9C to the Periodic Report Regulations ("Regulation 9C"), with the obligated changes, will be disclosed in the interim statement along with the auditors' review report.

Accordingly, the separate interim financial information comprises financial data of the condensed consolidated financial statements of the Company as of June 30, 2011 and for the six and three months periods then ended ("condensed interim consolidated financial statements") attributable to the Company itself as the parent.

XTL BIOPHARMACEUTICALS LTD.

Selected Notes and Additional Information to the Separate Financial Information disclosed in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Note 1:-	Basis of Preparation of the Separate Financial Information Disclosed in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 (Cont.)

This separate interim financial information should be read in conjunction with the separate financial information of the Company as of December 31, 2010 and for each of the three years in the period then ended ("the Company's separate financial information for 2010") and the accompanying notes which have been prepared in accordance with Regulation 9C to the Periodic Report Regulations, as well as particulars specified in the Tenth Addendum to these Regulations and subject to the clarifications specified in the "Clarification Regarding the Separate Financial Statement of the Corporation" which was published on the website of the Israeli Securities Authority on January 24, 2010 and which address how to apply said Regulation and Addendum ("IAS Staff Clarification").

The significant accounting policies and methods of computation adopted in the preparation of the separate interim financial information are consistent with those followed in the preparation of the Company's separate financial information for 2010 as elaborated therein.

The interim financial information is reviewed but not audited.

The separate interim financial information does not constitute financial statements, including separate financial statements, which are prepared and presented in accordance with International Financial Reporting Standards (IFRS) in general, and the provisions of International Accounting Standard 27, "Consolidated and Separate Financial Statements" in particular and it does not constitute interim financial information prepared in accordance with IAS 34, "Interim Financial Reporting".

Nonetheless, the accounting policy specified in Note 3 to the condensed interim consolidated financial statements regarding the significant accounting policies and the method by which the financial data were classified in the condensed interim consolidated financial statements were applied for the purpose of presenting the separate interim financial information and this with the obligated changes resulting from the above regarding the significant accounting policies and methods of computation adopted in the preparation of the separate interim financial information.

Note 2: -	Relations, Engagements, Loans, Material Investments and Significant Transactions Between the Company and Its Investees

In March 2011, the Company invested a current intragroup balance with a wholly-owned subsidiary, XTL Biopharmaceuticals Inc., by way of contribute to capital an amount of $ 87 thousand already previously advanced to XTL Biopharmaceuticals Inc.

Interim report on the effectiveness of internal control over financial reporting and disclosure pursuant to Regulation 38c(a) of the Israeli Securities Authority

Management, under the supervision of the board of directors of XTL Biopharmaceuticals Ltd. ("the Company"), is responsible for planning and maintaining adequate internal control over financial reporting and disclosure in the Company. The executive officers in charge are:

1.	Mr. David Grossman, CEO.
2.	Mr. Ronen Twito, CFO.

Internal control over financial reporting and disclosure consists of the Company's existing controls and procedures that have been planned by the CEO and CFO or under their supervision, or by the equivalent acting officers, under the governance of the Company's board of directors, designed to provide reasonable assurance about the reliability of financial reporting and the preparation of the financial statements in compliance with applicable laws, and guarantee that all information that the Company is required to disclose in the financial statements issued by the Israeli law is collected, processed, summarized and reported in a timely manner and according to the format prescribed by the Israeli law.

Among other things, internal control includes controls and procedures planned to guarantee that all information that the Company is required to disclose as above is gathered and transferred to the Company's management, including the CEO and CFO, or the equivalent acting officers, in order to allow decision making on a timely basis with respect to the disclosure requirement.

Because of its inherent limitations, internal control over financial reporting and disclosure is not designed to provide absolute assurance that misstatements or omissions of information in the financial statements will be prevented or detected.

In its quarterly report on the effectiveness of internal control over financial reporting and disclosure which is attached to the interim report for the period ended March 31, 2011 ("the latest quarterly report on internal control"), the internal control was found to be effective.

Through the date of this report, no events or circumstances have been brought to the knowledge of the board of directors and management that are liable to change the assessment of the effectiveness of internal control, as it is expressed in the latest annual report on internal control.

As of the date of this report, based on the assessment of the effectiveness of internal control in the latest quarterly report on internal control, and based on information brought to the knowledge of management and the board of directors, as above, internal control is effective.

Chief Executive Officer's Statement pursuant to Regulation 38c(d)(1) of the Israeli Securities Authority:

Letter of Representation
Chief Executive Officer's Statement

I, David Grossman, hereby declare that:

(1)	I have reviewed the interim report of XTL Biopharmaceuticals Ltd. ("the Company") as of June 30, 2011 ("the reports").

(2)
To my knowledge, the reports do not contain any misrepresentation of any material facts and do not omit any representation of any material facts that are needed in order for the representations included therein, in view of the circumstances under which such representations were included, not to be misleading with reference to the period of the reports.

(3)
To my knowledge, the financial statements and any other financial information included in the reports adequately reflect, in all material respects, the financial position, operating results and cash flows of the Company for the dates and periods addressed in the reports.

(4)	I have disclosed to the Company's auditor, to the Company's board of directors and audit committee, based on my latest evaluation of internal control over financial reporting and disclosure:

(a)
All the significant deficiencies and the material weaknesses in the establishment or operation of internal control over financial reporting and disclosure, to the extent that it refers to the financial statements and any other financial information included in the reports, that are liable to reasonably adversely affect the Company's ability to record, process, summarize or report financial information in a manner that is to impair the reliability of financial reporting and the preparation of the financial statements in accordance with applicable Israeli law; and

(b)
Any fraud, whether material or not, that involves the CEO or direct subordinates thereto or that involves other employees with a significant role in internal control over financial reporting and disclosure.

(5)	I, alone or along with others in the Company:

(a)
Have established controls and procedures, or have secured the establishment and existence of such controls and procedures under my supervision, designed to guarantee that material information relating to the Company, including its consolidated companies as they are defined in the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993, to the extent that it refers to the financial statements and any other financial information included in the reports, is brought to my knowledge by others in the Company and in the consolidated companies, particularly during the period of the preparation of the reports; and

(b)
Have established controls and procedures, or have secured the establishment and existence of such controls and procedures under my supervision, designed to reasonably guarantee the reliability of financial reporting and the preparation of the financial statements in accordance with applicable Israeli law, including according to generally accepted accounting principles.

(c)
Have not been made aware of any event or circumstance that occurred in the period from the date of the latest report through the date of this report, that is to modify the conclusion of management and the board of directors regarding the effectiveness of the Company's internal control over financial reporting and disclosure.

There is nothing in the aforesaid to derogate from my responsibility or the responsibility of anyone else, pursuant to any law.

August 29, 2011
Date	David Grossman, CEO

Chief Financial Officer's Statement pursuant to Regulation 38c(d)(2) of the Israeli Securities Authority:

Letter of Representation
Chief Financial Officer's Statement

I, Ronen Twito, hereby declare that:

(1)	I have reviewed the interim report of XTL Biopharmaceuticals Ltd. ("the Company") as of June 30, 2011 ("the reports").

(2)
To my knowledge, the financial statements and any other information included in the reports do not contain any misrepresentation of any material facts and do not omit any representation of any material facts that are needed in order for the representations included therein, in view of the circumstances under which such representations were included, not to be misleading with reference to the period of the reports.

(3)
To my knowledge, the financial statements and any other financial information included in the reports adequately reflect, in all material respects, the financial position, operating results and cash flows of the Company for the dates and periods addressed in the reports.

(4)	I have disclosed to the Company's auditor, to the Company's board of directors and audit committee, based on my latest evaluation of internal control over financial reporting and disclosure:

(a)
All the significant deficiencies and the material weaknesses in the establishment or operation of internal control over financial reporting and disclosure, to the extent that it refers to the financial statements and any other financial information included in the reports, that are liable to reasonably adversely affect the Company's ability to record, process, summarize or report financial information in a manner that is to impair the reliability of financial reporting and the preparation of the financial statements in accordance with applicable Israeli law; and

(b)
Any fraud, whether material or not, that involves the CEO or direct subordinates thereto or that involves other employees with a significant role in internal control over financial reporting and disclosure.

(5)	I, alone or along with others in the Company:

(a)
Have established controls and procedures, or have secured the establishment and existence of such controls and procedures under my supervision, designed to guarantee that material information relating to the Company, including its consolidated companies as they are defined in the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993, to the extent that it refers to the financial statements and any other financial information included in the reports, is brought to my knowledge by others in the Company and in the consolidated companies, particularly during the period of the preparation of the reports; and

(b)
Have established controls and procedures, or have secured the establishment and existence of such controls and procedures under my supervision, designed to reasonably guarantee the reliability of financial reporting and the preparation of the financial statements in accordance with the Israeli applicable law, including according to generally accepted accounting principles.

(c)
Have not been made aware of any event or circumstance that occurred in the period from the date of the latest interim report through the date of this report, that is to modify the conclusion of management and the board of directors regarding the effectiveness of the Company's internal control over financial reporting and disclosure.

There is nothing in the aforesaid to derogate from my responsibility or the responsibility of anyone else, pursuant to any law.

August 29, 2011
Date	Ronen Twito, CFO

Contact:
Investor Relations, XTL Biopharmaceuticals Ltd.
Tel: +972 9 955 7080, Email: ir@xtlbio.com

Cautionary Statement
Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: August 30, 2011	By:	/s/ David Grossman
David Grossman
Chief Executive Officer